

July 16, 2010

Mr. David E. Rainbolt
President and Chief Executive Officer
BancFirst Corporation
101 North Broadway
Oklahoma City, Oklahoma 73102

> **Re:** **BancFirst Corporation**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **<u>File Number 000-14384</u>**

Dear Mr. Rainbolt:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kathryn S. McHale
Senior Attorney

cc: (facsimile only)
Jeanette Timmons
Conner & Winters
(405) 232-2695